

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 5, 2021

Michael B. Petras, Jr.
Chief Executive Officer
Sotera Health Company
9100 South Hills Blvd, Suite 300
Broadview Heights, OH 44147

   Re: Sotera Health Company
     Draft Registration Statement on Form S-1
     Submitted March 1, 2021
     CIK No. 0001822479

Dear Mr. Petras:

  This is to advise you that we do not intend to review your registration statement.

  We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Ada D. Sarmento at 202-551-3798 with any questions.

            Sincerely,

            Division of Corporation Finance
            Office of Life Sciences

cc: David Lopez, Esq.